UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*


             Pioneer Tax Advantaged Balanced Trust
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

                    Common Stock, no par value
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            72388R101
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
              7050 S. Union Park Center, Ste. 590
                       Midvale, UT 84047
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 17, 2007
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 72388R101

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,632,641 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,632,641 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,632,641 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,632,641
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,632,641
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,632,641

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     793,939
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  793,939
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 793,939

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     837,702
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  837,702
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 837,702

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     430,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  430,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 430,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       440,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    440,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   440,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     870,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  870,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 870,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    870,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 870,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 870,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    870,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 870,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 870,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN











ITEM 1.   SECURITY AND ISSUER



This statement relates to shares of the Common Stock, no par value (the "Shares"), of Pioneer Tax Advantaged Balanced Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 60 State Street, Boston, MA 02109.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"),
Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Scott Franzblau and Robert Ferguson.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and between WILLC and BPP. Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP and WIAP disclaims beneficial ownership of the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson and the existence of a group for Section 13(d) purposes.
Each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and BPP and Messrs. Franzblau and Ferguson, in their role as managing members of BPM, have sole voting and investment control over BPIP's and BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau or Mr. Ferguson. Neither BPIP, BPP, BPM, Mr. Franzblau, nor Mr. Ferguson has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons.


(b) The principal business address of WILLC, Mr. Lipson, WIHP and WIAP is 7050 S. Union Park Center, Suite 590, Midvale, UT 84047.

The principal business address of BPIP, BPP, BPM, Mr. Franzblau, and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP, respectively. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP and BPP. The principal occupation of each of Scott Franzblau and Robert Ferguson is acting as a managing member of BPM.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, and Ferguson are citizens of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,632,641 Shares beneficially owned by WILLC is approximately $22,799,693. The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 793,939 Shares that were acquired with WIHP's working capital and 837,702 Shares that were acquired with WIAP's working capital. The aggregate purchase price of the 870,800 Shares beneficially owned by BPM is approximately $11,575,928. The Shares beneficially owned by BPM consist of 430,800 Shares that were acquired with BPIP's working capital and 440,000 Shares that were acquired with BPP's working capital.


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned by the discount to net asset value at which the Shares of the Issuer have been trading. The Reporting Persons believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or substantially reduced. The Reporting Persons may engage in discussions with management and the Board of the Issuer about possible ways to reduce or eliminate the discount. The Reporting Persons reserve the right to take any action they deem appropriate related to this issue.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,706,981 Shares outstanding as of June 2, 2006, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on June 14, 2006. An affiliate of WILLC, Western Investment Institutional Partners LLC ("WIIP"), acquired Shares of the Issuer prior to 12/30/2005, and on 12/18/2006 sold all Shares, as noted in Schedule A.

As of the close of business on January 26, 2007, WIHP, WIAP, BPIP and BPP beneficially owned 793,939, 837,702, 430,800, and 440,000 Shares, respectively, representing approximately 2.8%, 2.9%, 1.5%, and 1.5%, respectively, of the Shares outstanding. WILLC beneficially owned
1,632,641 Shares, constituting approximately 5.7% of the Shares outstanding. Mr. Lipson beneficially owned 1,632,641 Shares, constituting approximately 5.7% of the Shares outstanding.

As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 1,631,641 Shares beneficially owned in the aggregate by WIHP and WIAP, in addition to 1,000 Shares owned directly by WILLC. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,632,641 Shares beneficially owned by WILLC. As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 870,800 Shares beneficially owned in the aggregate by BPIP and BPP. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 870,800 Shares beneficially owned by BPM.

(b) Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WILLC by virtue of his position as described in paragraph (a). Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP and WIAP by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau or Mr. Ferguson.

Each of BPM, Mr. Franzblau and Mr. Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP and BPP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPP, BPM, Mr. Franzblau nor Mr. Ferguson has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Shares during the past sixty days. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 26, 2007, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


1.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Activism Partners LLC, Benchmark Plus
Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C.,
Benchmark Plus Management, L.L.C., Scott Franzblau and Robert Ferguson, dated January 26, 2007.








                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 26, 2007

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU














                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy                  7,000     12/06/2006     $13.8630
            Buy                  3,700     12/07/2006     $13.9077
            Buy                 41,559     12/15/2006     $13.9522
            Buy                 10,000     12/18/2006     $13.9426
            Sell                   600     12/18/2006     $13.9462
            Buy                 61,000     12/19/2006     $13.9312
            Buy                  1,500     12/20/2006     $13.9297
            Buy                 22,433     12/21/2006     $13.9643
            Buy                  1,000     12/26/2006     $14.0650
            Buy                 14,800     12/29/2006     $14.0031
            Buy                 48,400     01/03/2007     $14.0203
            Buy                 16,400     01/04/2007     $14.0045
            Buy                 33,747     01/19/2007     $14.1461
            Sell                   700     01/19/2007     $14.2011
            Buy                 16,200     01/22/2007     $14.1848
            Buy                  2,900     01/23/2007     $14.1710
            Buy                251,000     01/23/2007     $14.1800
            Sell                   500     01/24/2007     $14.1611
            Sell                   300     01/24/2007     $14.1477
            Buy                100,000     01/26/2007     $14.2501


WIAP        Buy                  4,300     11/29/2006     $13.7173
            Buy                  6,500     12/04/2006     $13.8465
            Buy                  8,600     12/05/2006     $13.8662
            Buy                  7,000     12/06/2006     $13.8630
            Buy                  3,700     12/07/2006     $13.9077
            Buy                 22,200     12/12/2006     $13.8964
            Buy                 64,600     12/13/2006     $13.9466
            Buy                 31,502     12/14/2006     $13.9466
            Buy                  3,700     12/28/2006     $13.9677
            Buy                  1,000     01/05/2007     $13.9950
            Buy                  1,600     01/08/2007     $13.9113
            Buy                  5,400     01/09/2007     $13.9775
            Buy                  6,900     01/10/2007     $13.9993
            Buy                 10,800     01/11/2007     $14.0480
            Buy                 12,600     01/12/2007     $14.0442
            Buy                 40,000     01/16/2007     $14.0503
            Buy                 22,200     01/17/2007     $14.0938
            Buy                 41,700     01/18/2007     $14.1231
            Buy                 16,300     01/22/2007     $14.1848
            Buy                  2,800     01/23/2007     $14.1712
            Buy                251,000     01/23/2007     $14.1800
            Buy                100,000     01/26/2007     $14.2501


WIIP        Sell                   100     12/18/2006     $13.9045
            Sell                 3,400     12/18/2006     $13.9516


WILLC       Buy                  1,000     12/15/2006     $13.9585


BPP         Buy                 17,300     01/24/2007     $14.1870
            Buy                100,000     01/26/2007     $14.2501


BPIP        Buy                 17,400     01/24/2007     $14.1870
            Buy                100,000     01/26/2007     $14.2501


BPM              NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Ferguson     NONE











                   JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 26, 2007 (including further amendments thereto) with respect to the Common Stock of Pioneer Tax Advantaged Balanced Trust. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      January 26, 2007

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ____________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU